Exhibit - 11

DIODES INCORPORATED AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE
(Unaudited)
(in thousands, except per share data)

	Three Months Ended
	March 31,
	2006	2007
BASIC
Weighted average number of common
shares outstanding used in computing
basic earnings per share	25,349	26,027

Net income	$9,312	$13,009

Earnings per share	$0.37	$0.50

DILUTED
Weighted average number of common
shares outstanding used in computing
basic earnings per share	25,349	26,027
Add: Assumed exercise of stock options and stock awards	2,330	1,824
	27,679	27,851

Net income	$9,312	$13,009

Earnings per share	$0.34	$0.47